Exhibit 99.2
Riley Investment Partners Master Fund, L. P.
c/o Riley Investment Management LLC
11100 Santa Monica Boulevard, Suite 810
Los Angeles, CA 90025
June 19, 2008
Asyst Technologies, Inc.
46897 Bayside Parkway
Fremont, California 94538
Attention: Secretary
Dear Sir or Madam:
In accordance with Section 8 of Article III the Bylaws of Asyst Technologies, Inc. (the “Company”), the undersigned shareholder of the Company (the “Shareholder”) hereby nominates Bryant Riley, J. Michael Gullard. Melvin Keating, Bill Roeschlein, Foad Tamaddon, and Kenneth Potashner for election to the Company’s Board of Directors at the Company’s 2008 annual meeting.
This letter and all Exhibits and enclosures hereto are collectively referred to as the “Notice.” Accordingly, this Notice shall serve to satisfy the requirements of Section 8 of Article III of the Bylaws of the Company as to the below described nominations.
Information Regarding the Shareholder
The Shareholder beneficially owns, in the aggregate, 850,009 shares of common stock, without par value (“Common Stock”), of the Company. Of those 850,009 shares of Common Stock, the Shareholder holds of record 1,000 shares of Common Stock.
The name and address of the Shareholder as it appears on the Company’s records is:
RILEY INV PARTNERS MASTER FUND L. P.
11100 SANTA MONICA BLVD
SUITE 800
LOS ANGELES, CA 90025
Director Nominations
Exhibit A to this Notice and other enclosures sets forth certain additional information about Bryant Riley. J. Michael Gullard, Melvin Keating, Bill Roeschlein, Foad Tamaddon, and Kenneth Potashner (each of such foregoing persons, a “Nominee”), the Shareholder and other persons, consisting of information required under Section 8 of the Bylaws of the Company and Regulation 14A of the Securities and Exchange Act of 1934. Each of the Nominees has consented to being named in the proxy statement filed or distributed on behalf of the Shareholder

Asyst Technologies, Inc.
in connection with the solicitation of proxies for the election of the Nominees to the Company’s Board of Directors and to serve as a director of the Company if elected pursuant to that solicitation. Copies of such consents are enclosed.
The business the Shareholder desires to be brought before the Company’s 2008 annual meeting is the nomination and election of the Nominees, The reason for conducting such business is to elect the Nominees to the Company’s Board of Directors who would enhance shareholder value. If elected, the Nominees would take an active role on the Company’s Board of Directors. The goal of the Nominees would be to enhance shareholder value by promoting a sale of the Company in an auction process.
We have no reason to believe that any of the Nominees will be disqualified or unwilling or unable to serve if elected. We reserve the right to nominate substitute persons if the Company makes or announces any changes to its Bylaws, or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any of the Nominees. If any individual Nominee shall be unable to serve, this Notice shall continue to be effective with respect to the remaining Nominees and as to any replacement Nominee selected by the Shareholder.
***

Asyst Technologies, Inc.
To the extent, that the size of the Board of Directors is increased above seven (7), then the Shareholder reserves the right to nominate additional nominees to be elected to the Company’s Board of Directors at the annual meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of the Shareholder that any attempt to increase the size of the current Board of Directors or to reconfigure or reconstitute the classes on which the current directors serve constitutes an unlawful manipulation of the Company’s corporate machinery.

Sincerely,

Riley Investment Partners Master Fund, L. P.

	By:	Riley Investment Management LLC

	Its:	General Partner

	By:	/s/ Bryant Riley
Name: Bryant Riley
Attachments		Title: Managing Member
Enclosures

EXHIBIT A
          NOMINEES FOR DIRECTOR
          Bryant Riley, age 41. Mr. Riley’s principal occupation or employment is founder and Managing Member of Riley Investment Management LLC and founder and Chairman of B. Riley & Co., LLC, a Southern California-based brokerage and investment banking firm providing research and trading ideas primarily to institutional investors. Founded in 1997, B. Riley & Co., LLC also has offices in San Francisco, Newport Beach, New York and Philadelphia. Riley Investment Management LLC is an investment adviser, which provides investment management services, and is the general partner of Riley Investment Partners Master Fund, L.P. Mr. Riley serves on the board of directors of Aldila, Inc., Alliance Semiconductor Corporation, DDi Corp., and Kitty Hawk, Inc.
          Prior to 1997, Mr. Riley held a variety of positions in the brokerage industry, primarily as an institutional salesman and trader. From October 1993 to January 1997 he was a co-head of Equity at Dabney-Resnick, Inc., a Los Angeles-based brokerage firm. From 1991 to 1993 he was a co-founder of Huberman-Riley, a Texas-based brokerage firm, Mr. Riley graduated from Lehigh University in 1989 with a B.S. in finance.
          Mr. Riley’s address is Riley Investment Management LLC, 11100 Santa Monica Blvd., Suite 810, Los Angeles, CA 90025.
          J. Michael Gullard, age 63. Mr. Gullard’s principal occupation or employment is General Partner of Cornerstone Management, a company he founded which focuses on providing hands-on investing, strategic focus and direction for technology companies primarily in software and data communications. Mr. Gullard has held this position since 1984. Mr. Gullard serves on the board of directors of Alliance Semiconductor Corporation, JDA Software Group, Inc., Planar Systems, Inc., and Proxim Wireless Corp. and is Chairman of the Board of Directors of Dyntek, Inc.
          Prior to that time, from 1979 until 1984, he held various positions at Telecommunications Technology Inc., a manufacturer of microprocessor controlled telecommunications test equipment. From 1972 until 1979, he held various financial and operational management positions with Intel Corporation, a semiconductor manufacturer. Mr. Gullard holds a B.A. in economics and an M.B.A. in business, both from Stanford University.
          Mr. Gullard’s address is 648 Menlo Ave., Suite 8, P.O. Box 1203, Menlo Park, CA 94026.

          Melvin Keating, age 61. Mr. Keating’s principal occupation or employment is President and CEO of Alliance Semiconductor Corporation since March 2006. Mr. Keating serves on the board of directors of LCC International and Kitty Hawk, Inc.
          Prior to March 2006, Mr. Keating served as Interim President and Chief Executive Officer of Alliance Semiconductor Corporation from December 2005 to March 2006, and served as its Interim Chief Financial Officer from December 1, 2005 until January 13, 2006. Prior to that, Mr. Keating served as a special consultant to Alliance Semiconductor Corporation beginning in October 2005, reporting directly to its board of directors. Before joining Alliance Semiconductor Corporation, Mr. Keating served as Executive Vice President, Chief Financial Officer and Treasurer of Quovadx, Inc. from April 2004 to September 2005. From 1997 to 2004, Mr. Keating served as a strategy consultant to Warburg Pincus Equity Partners, a private equity and venture capital firm, where he sourced deals and performed due diligence. Mr. Keating holds two Masters degrees from the University of Pennsylvania, Wharton School.
          Mr. Keating’s address is Alliance Semiconductor Corporation, 4633 Old Ironsides Dr., Suite 240, Santa Clara, CA 95054.
           Bill Roeschlein, age 39. Mr. Roeschlein’s principal occupation or employment is Vice President, Chief Financial Officer of Selectica, Inc. since September 2006. From March 2005 to September 2006, Mr. Roeschlein served as Corporate Vice President and Corporate Controller of Ultra Clean Holdings, Inc. From 2002 to 2005, Mr. Roeschlein served in various financial positions with Asyst Technologies including Controller of its joint venture, Asyst-Shinko, in Tokyo, Japan. Previously, Mr. Roeschlein held financial management positions with Hewlett-Packard and Coopers & Lybrand. Mr. Roeschlein is a Certified Public Accountant, and holds an M.B.A. in Finance from Cornell University and a B.A. in History with highest honors from the University of California, Los Angeles.
           Mr. Roeschlein’s address is Selectica, Inc., 1740 Technology Drive, Suite 450, San Jose, CA 95110.
           Foad Tamaddon, age 50. Mr. Tamaddon’s principal occupation or employment is founder, Chairman and President of Tamco Associates, a Newport Beach, California based advisory and consulting firm focused on providing advisory related services to the middle market companies in the technology and financial services sectors. Prior to that time, from 2004 to 2007, Mr. Tamaddon worked for STEC (formerly SimpleTech) as a Vice President, Head of International Sales where he led the worldwide sales efforts of the Company’s commercial division prior to its sale to Fabrik Inc. in 2007. Prior to that time, Mr. Tamaddon worked in the financial services industry. In 2001, he was the Managing Director of the IP Morgan Securities in 2001, where he was the head of the Global Paper and Packaging sector. He started working at the Chase Manhattan Bank in 1982 (which has since become JP Morgan Chase Corporation).

Mr. Tamaddon holds a Bachelor of Business Administration and International Marketing from Adelphi University.
          Mr. Tamaddon’s address is 15 Lucania Drive, Newport Coast, CA 92657.
          Kenneth Potashner, age 50. Mr. Potshner’s principal occupation or employment is independent investor since May 2003. He is also the Chairman of the Board of Newport Corporation since September 2007, and a Board member since 1998. Mr. Potashner also serves on the board of directors of Open Energy Corporation.
          From 1996 to May 2003, he was Chairman of the Board of Directors of Maxwell Technologies, Inc., a manufacturer of ultracapacitors, microelectronics, power systems and high voltage capacitors, and he also served as President and Chief Executive Officer of Maxwell Technologies from 1996 to October 1998. From November 1998 to August 2002, Mr. Potashner was President, Chief Executive Officer and Chairman of SONICblue Incorporated, (formerly S3 Incorporated), a supplier of digital media appliances and services. Mr. Potashner was Executive Vice President and General Manager of Disk Drive Operations for Conner Peripherals, a manufacturer of storage systems, from 1994 to 1996. From 1991 to 1994, he was Vice President, Worldwide Product Engineering for Quantum Corporation, a manufacturer of disk drives. From 1981 to 1991, he held various engineering management positions with Digital Equipment Corporation, a manufacturer of computers and peripherals, culminating with the position of Vice President of Worldwide Product Engineering in 1991.
          Mr. Potashner’s address is 6603 Calle Ponte Bella, Rancho Santa Fe, CA 92091.
          None of the above Nominees is employed by the Company. All of the above Nominees are citizens of the United States.
          None of the above Nominees, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the past ten years or, within the past five years, (i) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation with respect to such laws: (ii) was a party to a civil proceeding which ultimately mandated activities that were subject to federal securities laws; or (iii) was a party to any proceeding under federal bankruptcy laws, state insolvency laws or any other proceeding described in Item 401 (f) of Regulation S-K.
          None of the above Nominees, except as set forth in this Notice, or, with respect to Items (i), (vii) and (viii) of this paragraph, any associate or any member of the immediate family (as defined for purposes of Item 404(a) of Regulation S-K) of the foregoing persons (i) owns beneficially, directly or indirectly, any securities of the Company; (ii) owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (iii) owns any securities of the Company of record but not beneficially; (iv) has purchased or sold any securities of the

Company within the past two years; (v) has incurred indebtedness for the purpose of acquiring or holding securities of the Company (other than pursuant to margin or leverage in the ordinary course); (vi) is or has within the past year been a party to any contract, arrangement or understanding with respect to any securities of the Company; (vii) since the beginning of the Company’s last fiscal year has been indebted to the Company or any of its subsidiaries in excess of $120,000; or (viii) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will or may be a party. In addition, except as set forth in this Notice, none of the Nominees, any associates or members of the immediate family of the foregoing persons, has, had or is to have a direct or indirect material interest in any transaction or proposed transaction with the Company in which the amount involved exceeds $120,000, since the beginning of the Company’s last fiscal year.
          None of the above Nominees, since the beginning of the Company’s last fiscal year, has been affiliated (as an officer, director, ten percent owner or otherwise) with (i) any entity that made or received, or during the Company’s current fiscal year proposes to make or receive, payments to or from the Company or its subsidiaries for property or services in excess of five percent of either the Company’s or such entity’s consolidated gross revenues for its last full fiscal year; or (ii) any entity to which the Company or its subsidiaries were indebted at the end of the Company’s last full fiscal year in an aggregate amount exceeding five percent of the Company’s total consolidated assets at the end of such year. None of the above Nominees are, or during the Company’s last fiscal year have been, affiliated in any way with any law or investment banking firm that has performed or proposes to perform legal or investment banking services for the Company.
          None of the corporations or organizations in which the above Nominees have conducted their principal occupation or employment was a parent, subsidiary or other affiliate of the Company, and the Nominees do not hold any position or office with the Company or have any family relationship with any executive officer or director of the Company nor have they been involved in any proceedings, legal or otherwise, of the type required to be disclosed in a proxy statement relating to the Company by the SEC’s proxy rules.
          In addition to the Nominees, the following are currently contemplated potential participants in a solicitation of proxies with respect to the Company’s 2008 annual meeting (the “Participants”): Riley Investment Management LLC, a Delaware limited liability company (“RIM”), Riley Investment Partners Master Fund, L.P., a Cayman Islands limited partnership (“‘RIP”), Riley Acquisition LLC, a Delaware limited liability company (“RALLC”), Eric Singer, Mihir Parikh and Aquest Systems Corporation, a Delaware corporation (“Aquest”). The Shareholder reserves the right to retain one or more financial advisors and proxy solicitors or include other persons as participants in a solicitation.
          The business address of RIM, RIP, RALLC and Mr. Singer is c/o Riley Investment Management LLC, 11100 Santa Monica Blvd., Suite 810, Los Angeles, CA 90025. RIM is an investment adviser, which provides investment management services, and is the general partner of RIP and managing member or RALLC. RIM receives investment advisory fees from its investment advisory clients, including RIP. It is also receiving similar fees from RALLC. Mr.

Riley is the managing member of RIM. Mr. Singer is an employee of RIM. RIP is principally engaged in the business of investing in securities. RALLC is principally engaged in the business of investing in the Company.
     The business address of Mr. Parikh and Aquest is c/o Aquest Systems Corporation, 683 W. Maude Avenue, Sunnyvale, CA 94085. Mr. Parikh is the President and CEO of Aquest. Mr. Parikh and Aquest are members of RALLC. According to a May 6, 2008 joint press release of Aquest and The Gores Group, LLC, Aquest and The Gores Group, LLC had previously submitted a proposal to acquire the Company on February 1, 2008. The press release announced they had withdrawn their proposal because the Company refused to enter into discussions with respect to their proposal. In light of this and the Nominees’ goal of enhancing shareholder value by promoting a sale of the Company in an auction process, Mr. Parikh and Aquest may have an interest in the election in addition to their interests as members of RALLC and stockholders.
     Except as set forth in this Notice, no Participant or Nominee: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the past ten years; (ii) directly or indirectly beneficially owns or owns of record any securities of the Company or parent or subsidiary of the Company; (iii) has purchased or sold any securities of the Company during the past two years; (iv) owns securities of the Company where part of the purchase price or market value of the securities is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities (other than pursuant to margin or leverage in the ordinary course); (v) is, or within the past year was, a party to any contract, arrangement or understanding with any persons with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profits, divisions of losses or profits, or the giving or withholding of proxies; (vi) to its knowledge, has an associate that owns beneficially, directly or indirectly, any securities of the Company; (vii) was a party to, or has a related person that was a party to, any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is a party, in which the amount involved exceeds $120,000; (viii) has, or to its knowledge has an associate who has, any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (ix) is a party to an arrangement or understanding pursuant to which the Nominees are proposed to be elected other than with RIP, RIM and RALLC and other than its ownership of shares in the Company, has a substantial interest in any manner to be acted on at the upcoming annual meeting.

     The following are the number of shares of Common Stock beneficially owned and/or owned of record by each of the Nominees and the Participants as of the date of the Notice:

	Number of Shares of
	Common Stock Beneficially
Name	Owned	Percent of Common Stock*
Bryant R. Riley**	1,315,951	2.6%
J. Michael Gullard	0	0
Melvin Keating	0	0
Bill Roeschlein	0	0
Foad Tamaddon	0	0
Kenneth Potashner	0	0
RIM**	1,315,951	2.6
RIP***	850,009	1.7
RALLC***	322,160	.6
Eric Singer	0	0
Mihir Parikh***	2,000	0
Aquest	0	0

*	Based on 50,172,162 shares of Common Stock outstanding as of June 4, 2008 according to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2008.

**	Includes 850,009 shares beneficially owned by RIP, 1,000 of which are held of record. Includes 143,782 shares owned by investment advisory clients of RIM in managed accounts indirectly affiliated with Mr. Riley, over which shares RIM has shared voting and dispositive power. Includes 322,160 shares beneficially owned by RALLC, 1,000 of which are held of record.

***	Includes 1,000 shares held of record.
The following is a list of transactions in Common Stock by the Nominees and Participants during past two years.

	Trans			Trade
Name	Code	Quantity	Price	Date
RIP	BY	9,091	3.5781	3/13/2008
	BY	22,497	3.5523	3/14/2008
	BY	9,082	3.4987	3/17/2008
	BY	63,750	3.55	3/17/2008
	BY	85,364	3.4337	3/18/2008
	BY	42,500	3.55	3/18/2008
	SL	(54,943)	3.7	3/25/2008

	Trans			Trade
Name	Code	Quantity	Price	Date
	SL	(8,807)	3.7	3/26/2008
	SL	(12,679)	3.7044	3/28/2008
	SL	(35,833)	3.6007	4/1/2008
	SL	(57,140)	3.6228	4/2/2008
	SL	(50,206)	3.6709	4/3/2008
	SL	(12,676)	3.688	4/4/2008
	BY	62,913	3.4969	5/13/2008
	BY	270,958	3.5037	5/15/2008
	BY	1,552	3.5	5/19/2008
	BY	2,466	3.5	5/20/2008
	BY	43,305	3.44	5/21/2008
	BY	18,179	3.3917	5/22/2008
	BY	11,661	3.4	5/23/2008
	BY	16,701	3.4907	5/27/2008
	BY	66,837	3.559	5/29/2008
	BY	212,145	3.4999	5/30/2008
	BY	50,558	3.4656	6/2/2008
	BY	22,509	3.4417	6/3/2008
	BY	61,190	3.4523	6/4/2008
	BY	4,622	3.54	6/6/2008
	BY	4,413	3.54	6/9/2008
RIM Investment Advisory Clients	BY	1,604	3.5781	3/13/2008
	BY	3,970	3.5523	3/14/2008
	BY	11,250	3.55	3/17/2008
	BY	1,603	3.4987	3/17/2008
	BY	15,064	3.4337	3/18/2008
	BY	7,500	3.55	3/18/2008
	SL	(9,696)	3.7	3/25/2008
	SL	(1,554)	3.7	3/26/2008
	SL	(2,238)	3.7044	3/28/2008
	SL	(6,324)	3.6007	4/1/2008
	SL	(10,084)	3.6228	4/2/2008
	SL	(8,860)	3.6709	4/3/2008
	SL	(2,235)	3.688	4/4/2008
	BY	20,563	3.4996	5/12/2008
	BY	116,524	3.4996	5/12/2008
	BY	2,475	3.44	5/21/2008
	BY	4,220	3.44	5/21/2008
RALLC	BY	47,022	3.7275	6/10/2008
	BY	43,786	3.6533	6/11/2008

	Trans			Trade
Name	Code	Quantity	Price	Date
	BY	5,870	3.649	6/12/2008
	BY	75,376	3.85	6/16/2008
	BY	95,090	3.926	6/17/2008
	BY	36,499	3.9188	6/18/2008
	BY	18,517	3.9249	6/19/2008
Mihir Parikh (including trusts)	SL	858	7.50	10/9/2006
	SL	3,895	7.50	10/9/2006
	SL	548	7.50	10/9/2006
	SL	4,205	7.50	10/9/2006
	SL	5,986	8.14	10/17/2006
	SL	200	7.26	11/7/2006
	SL	608	7.25	11/7/2006
	SL	992	7.28	11/7/2006
	SL	3,200	7.27	11/7/2006
	SL	100	6.40	12/6/2006
	SL	1,400	6.39	12/6/2006
	SL	1,500	6.38	12/6/2006